Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related Prospectus of Aegon Ltd. for the offering of its common shares, senior or subordinated debt securities, including debt securities convertible or exchangeable into other securities described in the prospectus, guarantees, warrants, purchase contracts and units for sale and to the incorporation by reference therein of our reports dated March 26, 2025, with respect to the consolidated financial statements of Aegon Ltd., and the effectiveness of internal control over financial reporting of Aegon Ltd., included in its Annual Report (Form 20-F) for the year ended December 31, 2024, and the financial statement schedules of Aegon Ltd. included therein, filed with the Securities and Exchange Commission.

/s/ EY Accountants B.V.

The Hague, The Netherlands

May 15, 2025